FEDERATED TOTAL RETURN GOVERNMENT BOND FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 4, 2014

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: FEDERATED TOTAL RETURN GOVERNMENT BOND FUND (the “Trust”)

Service Shares

1933 Act File No. 333-194315

1940 Act File No. 811-7309

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on March 11, 2014, regarding the proposed reorganization of Federated Intermediate Government Fund, Inc. (the “Acquired Fund” or “FIGF”) and Federated Total Return Government Bond Fund (the “Acquiring Fund” or “FTRGBF”). As discussed with the SEC examiners, Asen Parachkevov and Jeff Long, the following changes have been made in response to the comments received:

1.	In regard to your comment asking us to add the “majority of Independent Trustees…” language to the cover and the body of the filing, we will add this language.
2.	In regard to your comment on the waiver positions, there will be no waiver recoupment of the voluntary expense caps.
3.	In regard to your comment about benefits of the reorganization, we will change the second sentence of the third paragraph of the section you referenced to read: “the shareholders of the Acquired Fund will be receiving shares of a Fund that is more viable with a potentially lower expense ratio”.
4.	In regard to your comment about capital loss carryforward, it is not anticipated that any capital gain distribution will be made by FIGF prior to the reorganization.
5.	In regard to your comment about the transfer of the securities of the Acquired Fund, the liabilities of those securities will transfer along with the securities.
6.	In regard to your comment about duration, the duration example is included in the discussion of each Fund’s strategy. To repeat the duration example in the introduction would make the introduction unnecessarily complicated.
7.	In regard to your comment regarding the differences in the Funds’ strategies, we will add a sentence to the end of the first paragraph of the section you referenced stating that there are no material differences between the Funds’ strategies.
8.	In regard to your comment under “Comparison of Risks” we will make “the Fund” plural per your comment.
9.	In regard to your comment about FTRGBF’s lending policy, we will change the verbiage per your comment.
10.	In regard to your comment on the Institutional Shares footnote regarding the fee waiver, we confirm that the fee waiver will be applied for at least a year.
11.	In regard to your comment regarding the addition of Rule 17a-8 information, the second sentence of the first paragraph of the section you referenced will be changed to read: “In this regard, the Board reviewed detailed information comparing each Fund, as described herein, and as required by Rule 17a-8 of the 1940 Act.”
12.	In regard to your comment about waiver of brokerage commissions, neither Fund expects to incur any brokerage commissions in connection with the reorganization.
13.	In regard to your comment on limitations of using capital loss carryforward, we will add a discussion of capital loss carryforward and the limitations of their use.
14.	In regard to your comment on the quorum language, the following will be added to the end of the third paragraph in the section you referenced: “If a quorum is achieved and a majority of shareholders vote against the proposal, the Reorganization will not occur, at this time, and the Board will consider alternative solutions such as liquidating the Acquired Fund.”

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges the staff’s view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-6659.

Very truly yours,

/s/ Joseph W. Kulbacki

Joseph W. Kulbacki

Senior Paralegal

Enclosures